July 1, 2008

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Re:	Sonus Networks, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed on March 6, 2008
Definitive Proxy Statement Filed on April 29, 2008
File No. 000-30229

Ladies and Gentlemen:

I am delivering this letter to confirm a conversation I had with Patrick Gilmore of the Securities and Exchange Commission on June 30, 2008.  As discussed, I understand that Sonus Networks, Inc. (the “Company”) will have until Wednesday, July 30, 2008 to furnish a letter responding to the comments set forth in a letter dated June 26, 2008 from Kathleen Collins, Accounting Branch Chief of the Securities and Exchange Commission to Hassan M. Ahmed, Chairman of the Board and former President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Year Ended December 31, 2007 and its Definitive Proxy Statement Filed on April 29, 2008.

If you have any questions, please do not hesitate to contact me at 978-614-8100.

Very truly yours,

/s/ Wayne Pastore

Wayne Pastore
Chief Accounting Officer